Exhibit 99.1

JOINT FILING AGREEMENT AMONG
BARRY R. RUBENS and STEELE CREEK PARTNERS LLC

WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended (the "Act"), only one joint Statement and any amendments thereto need be filed whenever one or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or any amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

Barry R. Rubens and Steele Creek Partners LLC do hereby agree, in accordance with Rule13d-1(k) under the Act, to file a Statement on Schedule 13G, and any amendments thereto, relating to their ownership of the common stock, par value $0.0001 per share, of Elauwit Connection, Inc. and do hereby further agree that said statement shall be filed on behalf of each of them.

Effective: October 7 , 2025

BARRY R. RUBENS

By: /s/ Barry R. Rubens
Name: Barry R. Rubens

STEELE CREEK PARTNERS LLC

By: /s/ Barry R. Rubens
Name: Barry R. Rubens
Title: Managing Member